

2019 FINANCIALS



CONVESIO, INC
BALANCE SHEETS (UNAUDITED)

	12/31/19	12/31/18
ASSETS		
Current Assets		
Revenue Account	$6,263.50	
Operations Account	$399,564.32	$0.00
Total Cash	$405,827.82	$0.00
Uncategorized Asset	$0.00	
Equity Funds Receivable	$473,901.00	$0.00
Total Equity Funds Receivable	$473,901.00	$0.00
Total Current Assets	$879,728.82	$0.00
Fixed Assets		
Computer Hardware & Software	$3,901.92	$0.00
Total Fixed Assets	$3,901.92	$0.00
Less: Accumulated Depreciation	($390.19)	
Total Accumulated Depreciation	($390.19)	$0.00
Net Fixed Assets	$3,511.73	$0.00
TOTAL ASSETS	$883,240.55	$0.00
LIABILITIES & STOCKHOLDERS EQUITY		
Current Liabilities	$0.00	$0.00
Wefunder Equity Funding Fees Payable	$42,517.58	
Total Current Liabilities	$42,517.58	$0.00
Stocholders Equity		
Common stock $0.00001 par value 10,000,000 shares authorized, 6,575,000 shares issued, outstanding, and vested, each as of December 31, 2019.	$65.75	$0.00
Owner Investment	$0.00	
Retained Earnings	$0.00	
Restricted Reg CF Capital	$366,401.00	
Restricted Reg D Capital	$107,500.00	
Additional Paid In Capital	$825,930.25	$0.00
Accumulated deficit	($459,174.03)	$0.00
Total Stockholders Equity	$840,722.97	$0.00
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$883,240.55	$0.00

See accompanying notes, which are an integral part of these financial statements.



CONVESIO, INC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019 and for the period
from February 12, 2018 (inception) to December 31, 2018

	2019	2018
Sales	$13,086.01	$0.00
Less Refunds	($485.54)	$0.00
Sales (net)	$12,600.47	$0.00
Cost of Goods Sold		
Salaries, Wages & Benefits	$134,132.35	$0.00
Research & Development	$30,030.10	$0.00
Server Fees	$19,101.33	$0.00
Other Expenses	$17,925.60	$0.00
Software Usage Fees	$2,614.78	$0.00
Total Cost of Goods Sold	$203,804.16	
Gross Profit	($191,203.69)	$0.00
Operating Expenses		
Advertising & Marketing	$15,325.19	
Bank Fees	$604.65	
Business Meals	$166.95	
Depreciation Expense	$390.19	
Education & Travel	$455.57	
Mailing & Postage	$130.84	
Quick Books Fees	$306.00	
Salaries, Wages & Benefits	$134,132.42	$0.00
Sales & Marketing	$22,453.75	
Wefunder Fees (7.5%)	$94,004.78	
Total Operating Expenses	$267,970.34	$0.00
Loss From Operations	($459,174.03)	$0.00
Other Income	$0.00	$0.00
Income Before Income Taxes	($459,174.03)	$0.00
Provision for (Benefit from) Income Tax	$0.00	$0.00
Net Loss	**($459,174.03)**	**$0.00**

See accompanying notes, which are an integral part of these financial statements.



CONVESIO, INC
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)

		Common Stock		Additional Paid In Capital	Restricted Capital	Accumulated Deficit	Total Stockholders Equity
		Number Of Shares	Amount				
Balance February 12, 2018 (Inception)		-	$0.00	$0.00	$0.00	$0.00	$0.00
Issuance of Common Stock		6,575,000	$65.75	$0.00	$0.00	$0.00	$65.75
Capital Contributions				$434.25			
Capital Contributions	5/3/19			$46,000.00			$46,000.00
Reg CF Capital	8/9/19			$93,000.00			$93,000.00
Reg CF Capital	8/9/19			$294,954.00			$294,954.00
Reg CF Capital	12/27/19			$391,542.00			$391,542.00
Reg D Capital	A/R 12/31/19				$107,500.00		
Reg CF Restricted Capital	A/R 12/31/19				$366,401.00		$366,401.00
Net Loss						($459,174.03)	($459,174.03)
Balance at December 31, 2019		6,575,000	$65.75	$825,930.25	$473,901.00	($459,174.03)	$840,722.97

See accompanying notes, which are an integral part of these financial statements.



CONVESIO, INC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019 and for the period from February 12, 2018 (inception) to December 31, 2018

	2019	2018
Cash Flows from Operating Activities		
Net Loss	$ (459,174.03)	$ -
Adjustments to reconcile net loss to cash used in operating activites		
Changes in Equity Funds Receivable	$ (473,901.00)	
Changes in Fixed Assets	$ (3,901.92)	
Depreciation	$ 390.19	
Net Cash Used in Operating Activites	$ (936,586.76)	$ -
Cash Flows from Financing Activities		
Capital Contributions	$ 46,500.00	$ -
REG D-506 C SAFE Capital	$ 93,000.00	
REG CF SAFE Capital	$ 1,202,914.58	$ -
Net Cash Provided by Activites	$ 1,342,414.58	$ -
Net Change in Cash & Cash Equivalents	$ 405,827.82	$ -
Net Change In Cash	$ 405,827.82	$ -
Cash at Beginning of Period	$ -	
Cash at End of Period	$ 405,827.82	$ -

See accompanying notes, which are an integral part of these financial statements.



CONVESIO INC
NOTES TO FINANCIAL STATEMENTS

1 Summary of Significant Accounting Policies:

Nature of Business: Convesio, Inc. (The "Company") was founded on February 12, 2018 in Delaware with the intent of operation a hosting platform as a self-healing, auto scaling, platform-as-a-service, for creating and managing WordPress websites.

Management's Plans: The company's strategic plan for 2020 and beyond is to focus on expanding the current markets through sales, marketing, and brand awareness. In addition, the company will continue to invest in product development, customer support, and infrastructure. The Company believes that access to operating capital raised through the just concluded equity crowdfunding offering as well as stock-raised through the just concluded equity crowdfunding offering as well as stock-holder contributions will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Accounts Receivable: The Company's only receivable as of December 31, 2019 was for funds due from the 2019 REG CF Crowdfunding process. As of December 31, 2019 The Crowdfunding Agency owes the Company $473,901 in addition equity generated from the crowd funding activity.

Fixed Assets: Fixed Assets are recorded at cost when purchased. Depreciation is recorded for Fixed Assets using the straight-line method over the estimated useful lives of assets. It is the intent of management to utilized shared systems and processes rather that investing valuable capital into tangible Fixed Assets. The only asset purchased as of December 31, 2019 was computer and computer software.

2 Going Concern: The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated sufficient revenues or profits. Management has evaluated these conditions and plans to generate revenues and capital as needed to satisfy its capital needs. No assurance. The Company's ability to continue is a going concern and is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such resources to produce operating profits.



CONVESIO INC
NOTES TO FINANCIAL STATEMENTS

3 Stockholders Equity: Pursuant to its Articles of Incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock at a par value of $0.000001 per share. Each share of common stock entitles the holder to one vote. During 2019 the Company issued 6,575,000 shares of common stock with a par value of $65.75.